SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)1

Chilco River Holdings Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

16870R202

(CUSIP Number)

December 29, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 16870R202	13G	Page 2 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) John (JAK) Meyer
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 1,491,400*
	(6)	Shared Voting Power 800,000*
	(7)	Sole Dispositive Power 1,491,400*
	(8)	Shared Dispositive Power 800,000*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,291,400*

*The reporting persons are husband and wife and beneficially own i) 1,209,400 common shares through Clear Channel Inc., over which John (JAK) Meyer has sole investment and voting control; ii) 282,000 common shares through Distinct Holdings, Inc., over which John (JAK) Meyer has sole investment and voting control; and iii) 400,000 common shares and warrants exercisable to acquire an additional 400,000 shares of common stock held through Blackpool Ltd., over which Janice Stevens has sole investment and voting control. Exercise of the warrants is restricted if, as a result of an exercise, the holder would become a “ten percent beneficial owner” of the issuer’s common stock, as defined in Rule 16a-2 under the Securities Act of 1934.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Up to 9.9999%**

**The percentages used herein are calculated based upon 2,291,400 shares beneficially held by the reporting individuals and 21,815,667 outstanding shares of the issuer as of 2/16/06, plus 400,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 16870R202	13G	Page 3 of 6 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Janice Stevens
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 800,000*
	(6)	Shared Voting Power 1,491,400*
	(7)	Sole Dispositive Power 800,000*
	(8)	Shared Dispositive Power 1,491,400*
9)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,291,400*

*The reporting persons are husband and wife and beneficially own i) 1,209,400 common shares through Clear Channel Inc., over which John (JAK) Meyer has sold investment and voting control; ii) 282,000 common shares through Distinct Holdings, Inc., over which John (JAK) Meyer has sole investment and voting control; and iii) 400,000 common shares and warrants exercisable to acquire an additional 400,000 shares of common stock held through Blackpool Ltd., over which Janice Stevens has sole investment and voting control. Exercise of the warrants is restricted if, as a result of an exercise, the holder would become a “ten percent beneficial owner” of the issuer’s common stock, as defined in Rule 16a-2 under the Securities Act of 1934.
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9)
Up to 9.9999%**

**The percentages used herein are calculated based upon 2,291,400 shares beneficially held by the reporting individuals and 21,815,667 outstanding shares of the issuer as of 2/16/06, plus 400,000 common shares in aggregate underlying warrants which are beneficially owned by the reporting persons and included pursuant to Rule 13d-3(d)(1)(i) of the Act.
12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 16870R202	13G	Page 4 of 6 Pages

Item 1 (a)	Name of Issuer:
Chilco River Holdings Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
355 Lemon Avenue, Suite C Walnut, California 91789
Item 2 (a)	Name of Person Filing: John (JAK) Meyer Janice Stevens
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
P.O. Box 774 #9 The Retreat, Provo Golf Course Providenciales, Turks & Caicos Islands
Item 2 (c)	Citizenship: Canadian
Item 2 (d)	Title of Class of Securities: Common Shares
Item 2 (e)	CUSIP Number:
16870R202

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

		[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 16870R202	13G	Page 5 of 6 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page
(b)	Percent of Class:
See Item 11 on the cover page
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

(iv)    Sole power to dispose or to direct the disposition of:

See Items 5-8 on cover page
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 16870R202	13G	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2006
_____________________________________

                       /s/ John (JAK) Meyer
_____________________________________
                         John (JAK) Meyer

                         /s/ Janice Stevens
_____________________________________
                         Janice Stevens

JOINT FILING STATEMENT

        The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 1st day of March, 2006.

/s/ John (JAK) Meyer John (JAK) Meyer

/s/ Janice Stevens Janice Stevens